Exhibit 99.1

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2010 and 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 21, 2011

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Jaguar Mining Inc.

We have audited the accompanying consolidated financial statements of Jaguar Mining Inc. which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2010 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jaguar Mining Inc. as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 21, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors Jaguar Mining Inc.

We have audited the accompanying consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaguar Mining Inc. as of December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.2 of Form 40-F entitled “Schedule of Reconciliation between Canadian and U.S. GAAP" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jaguar Mining Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 21, 2011 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 21, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited Jaguar Mining Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jaguar Mining Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant’s Public Accounting Firm within its Form 40-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jaguar Mining Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and our report dated March 21, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 21, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
		2010	2009

Assets
Current assets:
Cash and cash equivalents	Note 17	$39,223	$121,256
Inventory	Note 3	31,495	36,986
Prepaid expenses and sundry assets	Note 4	24,523	19,050
Unrealized foreign exchange gains	Note 5(a)(ii)	168	1,280
		95,409	178,572

Prepaid expenses and sundry assets	Note 4	48,582	35,837
Net smelter royalty	Note 6	1,006	1,006
Restricted cash	Note 7	908	108
Property, plant and equipment	Note 8	343,363	205,329
Mineral exploration projects	Note 9	90,008	129,743
		$579,276	$550,595

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$27,853	$22,892
Notes payable	Note 10	26,130	5,366
Income taxes payable		16,677	15,641
Asset retirement obligations	Note 11	2,167	510
Deferred compensation liability	Note 14	2,436	-
Other liabilities		704	-
		75,967	44,409

Notes payable	Note 10	141,766	126,784
Future income taxes	Note 12	12,558	11,821
Asset retirement obligations	Note 11	19,462	12,331
Deferred compensation liability	Note 14	3,816	8,616
Other liabilities		497	738
Total liabilities		254,066	204,699

Shareholders' equity
Common shares	Note 13(a)	369,747	365,667
Stock options	Note 13(c)	13,054	14,762
Contributed surplus		42,762	42,028
Deficit		(100,353)	(76,561)
		325,210	345,896
Commitments	Notes 5,8,9,19
Subsequent events	Note 20
		$579,276	$550,595

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2010	2009	2008

Gold sales		$170,788	$140,734	$93,657
Production costs		(119,124)	(74,287)	(53,610)
Stock-based compensation	Notes 13(c),14	(482)	(600)	(24)
Depletion and amortization		(38,762)	(23,264)	(12,669)
Gross profit		12,420	42,583	27,354

Operating expenses:
Exploration		3,553	3,079	3,536
Stock-based compensation	Notes 13(c),14	(2,053)	10,644	1,238
Administration		20,600	16,411	12,571
Management fees	Note 16(a)	1,131	1,604	854
Amortization		560	452	264
Accretion expense	Note 11	1,697	786	490
Other		5,051	2,440	379
Total operating expenses		30,539	35,416	19,332

Income (loss) before the following		(18,119)	7,167	8,022

Loss on forward derivatives	Note 5(a)(i)	686	-	318
Loss (gain) on forward foreign exchange derivatives	Note 5(a)(ii)	(1,391)	(2,642)	2,623
Foreign exchange gain		(1,697)	(17,307)	(2,477)
Interest expense	Note 10	16,638	28,847	11,584
Interest income		(3,870)	(4,203)	(3,850)
Gain on disposition of property	Notes 9(a),10(b)	(6,794)	(2,043)	(452)
Write down on Sabará property	Note 8	313	3,522	-
Other non-operating expenses		-	145	-
Total other expenses		3,885	6,319	7,746

Income (loss) before income taxes		(22,004)	848	276
Income taxes	Note 12
Current income taxes		1,616	4,979	6,172
Future income taxes (recovered)		172	3,861	(1,640)
Total income taxes		1,788	8,840	4,532

Net loss and comprehensive loss for the year		(23,792)	(7,992)	(4,256)

Basic and diluted net loss per share	Note 15	$(0.28)	$(0.10)	$(0.07)

Weighted average number of common shares outstanding	Note 15	84,152,914	76,410,916	62,908,676

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2010	2009	2008

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the year		$(23,792)	$(7,992)	$(4,256)
Items not involving cash:
Unrealized foreign exchange gain		(151)	(3,227)	(3,471)
Stock-based compensation		(1,571)	7,962	1,262
Non-cash interest expense		8,098	15,320	1,982
Accretion of interest revenue		(188)	-	-
Accretion expense		1,697	786	490
Future income taxes (recovered)		172	3,861	(1,640)
Depletion and amortization		39,322	23,716	12,933
Write down on Sabará property	Note 8	313	3,522	-
Amortization of net smelter royalty		-	-	219
Unrealized loss (gain) on foreign exchange contracts		1,111	(3,701)	4,102
Gain on disposition of property		(4,625)	-	-
Reclamation expenditure		(1,662)	(328)	-
Change in non-cash operating working capital
Inventory		8,064	(11,106)	(4,361)
Prepaid expenses and sundry assets		(12,607)	(13,612)	(14,200)
Accounts payable and accrued liabilities		4,960	9,707	423
Income taxes payable		1,036	7,015	5,107
Deferred compensation liabilities		(546)	-	-
		19,631	31,923	(1,410)
Financing activities:
Issuance of common shares, special warrants and warrants, net		2,895	114,294	105,803
Shares purchased for cancellation		-	-	(6,381)
Settlement of forward derivatives		-	-	(14,500)
Decrease (increase) in restricted cash		(800)	2,998	(4)
Repayment of debt		(4,158)	(84,614)	(18,654)
Increase in debt		31,099	118,204	3,848
Other long term liabilities		463	738	-
		29,499	151,620	70,112
Investing activities
Mineral exploration projects		(29,275)	(25,200)	(37,087)
Purchase of property, plant and equipment		(102,089)	(60,300)	(52,210)
Proceeds from disposition of property		1,250	-	-
		(130,114)	(85,500)	(89,297)

Effect of foreign exchange on non-U.S. dollar cash and cash equivalents		(1,049)	2,653	(4,556)
Increase (decrease) in cash and cash equivalents		(82,033)	100,696	(25,151)
Cash and cash equivalents, beginning of year		121,256	20,560	45,711
Cash and cash equivalents, end of year		$39,223	$121,256	$20,560

Supplemental cash flow information	Note 17

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

		Common Shares			Warrants	Stock Options		Contributed	Deficit	Total
								Surplus
		#	$	#	$	#	$	$	$	$

Balance, December 31, 2007		55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering	Note 13(a)(ii)	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled	Note 13(a)(iii)	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants		144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted	Note 13(c)	-	-	-	-	130,000	-	-	-	-
Stock based compensation		-	-	-	-	-	916	-	-	916
Exercise of stock options	Note 13(c)	501,100	1,343	-	-	(699,645)	(1,020)	-	-	323
Vested options expired upon termination	Note 13(c)	-	-	-	-	(10,000)	(14)	14	-	-
Unvested options expired upon termination	Note 13(c)	-	-	-	-	(165,000)	(41)	-	-	(41)
Net loss		-	-	-	-	-	-	-	(4,256)	(4,256)
Balance, December 31, 2008		63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724

Balance, December 31, 2008		63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Acquisition of Gurupi Property	Note 9(d)	3,377,354	42,454	-	-	-	-	-	-	42,454
Public offering	Note 13(a)(i)	13,915,000	63,238	-	-	-	-	-	-	63,238
Exercise of stock options	Note 13(c)	2,440,013	14,908	-	-	(2,440,013)	(4,714)	-	-	10,194
Unvested options expired upon termination	Note 13(c)	-	-	-	-	(24,500)	(47)	-	-	(47)
Stock based compensation		-	-	-	-	-	464	-	-	464
Equity component of convertible	Note 10(d)	-	-	-	-	-	-	40,861	-	40,861
Net loss		-	-	-	-	-	-	-	(7,992)	(7,992)
Balance, December 31, 2009		83,714,648	365,667	-	-	4,596,500	14,762	42,028	(76,561)	345,896

Balance, December 31, 2009		83,714,648	365,667	-	-	4,596,500	14,762	42,028	(76,561)	345,896
Exercise of stock options	Note 13(c)	659,000	4,080	-	-	(659,000)	(1,185)	-	-	2,895
Vested options expired upon termination	Note 13(c)	-	-	-	-	(160,000)	(734)	734	-	-
Stock based compensation		-	-	-	-	-	211	-	-	211
Net loss		-	-	-	-	-	-	-	(23,792)	(23,792)
Balance, December 31, 2010		84,373,648	369,747	-	-	3,777,500	13,054	42,762	(100,353)	325,210

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted principles (CDN GAAP) using the following significant accounting policies and are expressed in United States dollars.

(a)	Existing Accounting Policies:

(i)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash (Note 7).

(iii)	Short-term Investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as held-for-trading and recorded at fair value.

(iv)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(v)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(vi)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	over the life of the plant, straight line
Vehicles	-	5 years, straight line
Equipment	-	5 -10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method1

1Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through their use or future disposition.  Estimated future net cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs.  An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of the estimated undiscounted future net cash flows from its use.  An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.  Assumptions, such as gold price, discount rate, and expenditures, underlying the fair value estimates are subject to risks and uncertainties.  Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects.  Green field costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study.  All costs related to green field are expensed and included in exploration costs in the Consolidated Statements of Operations.

Exploration costs, subsequent to confirmation of an area’s potential, are classified as brown field.  The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all brown field exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.

(ix)	Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(x)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(xi)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(xii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks and other financial institutions.  Revenue is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13(c) and 14.  The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period based on the changes in the intrinsic values of the awards.  Any gains or losses on re-measurement are recorded in the statement of operations.  For any forfeiture of the awards, the accrued compensation cost will be adjusted by decreasing compensation cost in the period of the forfeiture.

(xiv)	Net loss per share:

Basic net loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted net loss per share by the application of the treasury method. The computation of diluted net loss per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net loss per share.

(xv)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly valuation of mineral properties, recoverable taxes, future tax assets and liabilities, asset retirement obligations and measurement of inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(xvi)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(xvii)	Financial instruments- recognition and measurement

The Company classifies all financial instruments as either held to maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost, net of transaction costs, or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2010:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Notes payable	Other liabilities
Deferred compensation liabilities	Other liabilities

The Company has used certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales and forward foreign exchange contracts, to manage the Company’s exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations.  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(b)	Accounting Standards Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.

(iv)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises.  Commencing with the interim period ended March 31, 2011 the Company will present restated comparative fiscal 2010 financial statements for annual and interim periods to be prepared in accordance with IFRS including the restatement of the opening balance sheet as at January 1, 2010.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

3.	Inventory:

Inventory is comprised of the following:

	2010	2009

Raw materials	$3,267	$2,341
Mine operating supplies	8,565	7,718
Ore stockpiles	1,653	8,514
Gold in process	18,010	18,413
	$31,495	$36,986

Depletion and amortization costs included in inventory
Ore stockpiles	$443	$2,512
Gold in process	4,726	4,303
	$5,169	$6,815

Stock - based compensation costs included in inventory
Ore stockpiles	$1	$108
Gold in process	54	227
	$55	$335

The 2009 inventory is net of a write down of inventory to net realizable value in the amount of $696,000 which is included in the write down on the Sabará property (Note 8(b)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

4.	Prepaid Expenses and Sundry Assets:

	2010	2009

Advances to suppliers	$1,098	$591
Recoverable taxes (a)	65,583	51,171
Sundry receivables from related parties (b)	352	418
Other (c)	6,072	2,707
	73,105	54,887

Less:
Long term recoverable taxes (a)	48,344	35,401
Sundry receivables from related parties (b)	227	217
Other	11	219
	48,582	35,837
Current portion of prepaid expenses
and sundry assets	$24,523	$19,050

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  At December 31, 2010 total recoverable taxes denominated in Brazilian reais (R$) amounted to R$109.3 million ($65.6 million) (December 31, 2009 - R$89.1 million ($51.2 million)).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Brazilian Resources Inc. (“BZI”) related parties (Note 16(c)).  BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda (“IMS”), a founding shareholder of the Company.

(c)
CVRD acquired iron mineral rights from the Company valued at $5 million during 2009.  As of December 31, 2010 current prepaid expenses and sundry assets includes $3.6 million receivable from Vale (December 31, 2009 - $nil).  (Note 10(b))

5.           Risk Management Policies:

(a)	Derivative Financial Instruments:

(i)	Forward sales and derivative contracts:

During July 2010, the Company entered into a limited gold collar program, which is a financial contract to mitigate gold price risk.   The Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce and sold gold calls for 60,000 ounces with a strike price range of $1,300 to $1,475 per ounce. The put contracts expired out of the money with no resulting gain or loss to the Company.  During the twelve months ended December 31, 2010 37,500 ounces of the sold call contracts with a strike price of $1,300 were settled with the combined delivery of the Company’s inventory and the purchase of 6,129 ounces of gold at a net cost to the Company of $686,000. The remaining gold call contracts expired out of the money with no resulting gain or loss to the Company.  At December 31, 2010 no put and call gold option contracts were outstanding.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

During 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the then outstanding forward sales contracts.  During 2008, the Company closed outstanding forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.7 million, of which $14.5 million was recorded as of December 31, 2007.

Included in the statement of operations for the twelve months ended December 31, 2010 is a loss on forward sales derivative contracts of $686,000 (2009 - $nil, 2008 - $318,000).

(ii)	Forward foreign exchange contracts:

As at December 31, 2010, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in	Settlement
	thousands of	amount in
	US$	thousands of R$

28-Jan-11	$1,000	R$	1,746
25-Feb-11	1,000		1,735
25-Feb-11	1,000		1,769
30-Mar-11	1,000		1,745
30-Mar-11	1,000		1,780
	$5,000	R$	8,775

As at December 31, 2010 $800,000 of cash was held on deposit as collateral for a facility for forward foreign exchange transactions (Note 7).

At December 31, 2010, current assets include $168,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2009 - $1.3 million).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2010	2009	2008

Unrealized loss (gain)	$1,111	$(3,701)	$4,099
Realized loss (gain)	(2,502)	1,059	(1,476)
	$(1,391)	$(2,642)	$2,623

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(b)	Financial Instruments:

(i)	Credit risk:

Credit risk is the risk that a third party might fail to discharge its obligations under the terms  of a financial instrument which comprise of cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a financial institution must be received prior to shipment of the gold.

(ii)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 18.  The Company has $19.4 million of working capital at December 31, 2010.  Accounts payable and accrued liabilities, current portion of notes payable, current taxes payable, and the current portions of deferred compensation and other liabilities are due within the current operating period.  The Company’s financial liabilities and other commitments are listed in Note 19. Subsequent to December 31, 2010 the Company completed the issuance of $103.5 million (net proceeds of $99.3 million) of 5.5% senior unsecured convertible notes (Note 20).

(iii)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2010 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of Change to 2010 Foreign Exchange Gain or Loss
U.S. dollar per Brazilian reais	10% change in Brazilian reais	$ 5,420
U.S. dollar per Canadian dollar	10% change in Canadian dollar	$ 208

(iv)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding variable rate borrowings. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 99% of its debt with interest rates ranging from 0% to 6.35% per annum.

(v)	Commodity price risk:

The Company is exposed to price risk with respect to gold prices that are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of oil and major gold-producing countries. The Company has no forward gold production hedged.

There is no price risk relating to gold prices at December 31, 2010 as there was no doré in inventory on that date (Note 3).

(vi)	Stock - based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs.  These programs, as described in Note 14 include Deferred Stock Units (“DSUs”), Restricted Stock Units (“RSUs”) and Share Appreciation Rights (“SARs”).  Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise.  The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company’s common shares at the time of exercise exceeds the market price of such shares at the time of grant.  For the year ended December 31, 2010 a strengthening or weakening of $1.00 in the price of the Company’s common shares would have had an unfavourable or favourable impact of approximately $1.6 million in income before income taxes, respectively.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(vii)	Fair value estimation:

CICA Handbook Section 3862 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

•	Level 1 - quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

•
Level 2 - inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available.  The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2010 are as follows:

Financial assets	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents
Cash	$26,961	$-	$-
Cash equivalents	12,262	-	-
	39,223	-	-
Restricted cash	908
Forward contracts	-	168	-

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

The carrying value and fair value of the Company’s financial assets and liabilities are as follows:

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents1	$39,223	$39,223	$121,256	$121,256
Restricted cash1	908	908	108	108
Forward contracts assets2	168	168	1,280	1,280
Notes payable3	(167,896)	(151,430)	(132,150)	(147,734)
Accounts payable and
accrued liabilities1	(27,853)	(27,853)	(22,892)	(22,892)
Deferred compensation
liabilities4	(6,252)	(7,271)	(8,616)	(9,936)
Other liabilities1	(1,201)	(1,201)	(738)	(738)

1.
Cash and cash equivalents and restricted cash are recorded at their fair values.  Accounts payable and accrued liabilities and other liabilities approximate their fair values due to their immediate or short terms of maturity.

2.
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

3.
The fair value of the notes payable was based on their market price, if available.  If a market price is not available then the fair value is determined by discounting the future cash flows at the current market rate of interest available to the Company.

4.
The fair value of stock appreciation rights (”SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period.   The carrying value, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximates their fair values.

6.      Net Smelter Royalty:

	2010	2009

Prometálica Mineração Ltda. (“PML”)	$1,225	$1,225
Less: Accumulated amortization	(219)	(219)
Net	$1,006	$1,006

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML“) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

During 2010 and 2009 the Company received royalty income of $nil (2008 - $30,000) (Note 16(c)). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided unsecured guarantees of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  These guarantees will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.

7.	Restricted Cash:

At December 31, 2010 $108,000 was held in a Certificate of Deposit as security for corporate credit cards (December 31, 2009 - $108,000).  In addition, at December 31, 2010 $800,000 was restricted as collateral for the foreign exchange contracts (December 31, 2009 - $nil) (Note 5(a)(ii)).

8.	Property, Plant and Equipment:

		2010
	Cost	Accumulated	Net
		Amortization

Processing plants	$13,733	$(6,786)	$6,947
Vehicles	12,683	(4,792)	7,891
Equipment	188,967	(36,782)	152,185
Leasehold improvements	2,208	(378)	1,830
Assets under construction	8,390	-	8,390
Mining properties	224,394	(58,274)	166,120
	$450,375	$(107,012)	$343,363

		2009
	Cost	Accumulated	Net
		Amortization

Processing plants	$13,500	$(5,866)	$7,634
Vehicles	6,225	(3,056)	3,169
Equipment	120,756	(22,025)	98,731
Leasehold improvements	426	(203)	223
Assets under construction	17,055	-	17,055
Mining properties	109,922	(31,405)	78,517
	$267,884	$(62,555)	$205,329

Upon commencement of commercial production, mineral exploration projects are classified as Property, Plant and Equipment (“PPE”).  During the third quarter of 2010 the Caeté Expansion Project commenced commercial production and the costs related to the Pilar and Roça Grande mines were transferred to PPE.  During 2009 the following properties were reclassified to PPE: Satinoco (Turmalina Project), Palmital (Paciência Project) and Marzagão (Paciência Project).  See Note 9 for a summary of costs reclassified.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(a)	Mining properties:

As at December 31, 2010 mining properties include the following properties which are in production:

(i)      Turmalina Project - Turmalina and Satinoco mines:

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(ii)      Paciência Project - Santa Isabel, Palmital and Marzagão mines:

The Company has an agreement with AngloGold to pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production (Note 9(a)).

(iii)      Caeté  Project - Roça Grande and Pilar mines

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

(b)	Sabará write down:

During December 2009 the Company decided to terminate production at the Sabará plant which had been idle since August 2009.  The assets related to the Sabará property were evaluated for recoverability, based on salvage value, and a PPE write down of $2.8 million was recorded (2008 - $nil).  A write down of inventory of $696,000 related to the Sabará property was also recorded in 2009 (Note 3).  During 2010 an additional write down of $313,000 was recorded relating to additional asset retirement obligations.

The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

9.	Mineral Exploration Projects:

Mineral Exploration Project	2008	Additions	Reclassify	2009	Additions	Reclassify	2010
			to PP&E			to PP&E

Paciência (a)	$11,457	$8,160	$(15,912)	$3,705	$6,329	$-	$10,034
Turmalina (b)	7,617	2,968	(7,730)	2,855	4,519	-	7,374
Caeté Expansion Project (c)	60,205	12,162	-	72,367	14,046	(69,058)	17,355
Gurupi (d)	-	50,816	-	50,816	4,429	-	55,245
	$79,279	$74,106	$(23,642)	$129,743	$29,323	$(69,058)	$90,008

(a)	Paciência Project

The Paciência Project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, Monges and Ajuda.

In 2009 the Marzagão and Palmital properties commenced commercial production and were reclassified to PPE.

In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty obligation is reduced.  During 2010 additional gains of $1.8 million (2009 - $2.0 million, 2008 - $452,000) were recognized relating to this property (Notes 8(a)(ii), 17).

(b)	Turmalina

The costs relate to the Satinoco property (Ore Body D) adjacent to the Turmalina plant and mine, not currently in commercial production.  Effective September 30, 2009, the Satinoco (Ore Body C) property was reclassified to PPE upon commercial production.  The property is subject to a royalty payable to a third party (Note 8 (a)(i)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(c)	Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso -sulphide, Juca Vieira and Trindade. Effective August 2010, the Roça Grande and Pilar mines were reclassified to PPE upon commercial production.

(d)	Gurupi Project

On December 2, 2009, the Company completed its acquisition of MCT from Companhia Nacional de Mineração, (“CNM”), a subsidiary of Kinross Gold Corporation (“Kinross”).  Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.  The Company satisfied the purchase price for MCT by issuing to CNM 3,377,354 Jaguar common shares.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase Price:
3,377,354 common shares issued	$42,453
Transaction costs	385
$42,838
Net Assets acquired:
Cash and cash equivalents	$7
Prepaid expenses and sundry assets	3
Mineral exploration projects	50,816
Accounts payable and accrued liabilities	(28)
Future income taxes	(7,960)
$42,838

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

10.	Notes Payable:

	2010	2009

Due to Banco Bradesco (a)(i)	$-	$96
Due to Banco Bradesco (a)(ii)	164	471
Due to Banco Bradesco (a)(iii)	514	-
Due to Banco Bradesco (a)(iv)	657	-
Due to Banco Bradesco (a)(v)	3,000	-
Due to Banco Bradesco (a)(vi)	6,000	-
Due to Banco Bradesco (a)(vii)	5,000	-
Due to CVRD (b)	7,968	11,125
Due to Banco Safra (c)(i)	3,211	-
Due to Banco Safra (c)(ii)	3,000	-
Convertible notes (d)	128,555	120,458
Due to Banco Itau (e)(i)	1,498	-
Due to Banco Itau (e)(ii)	2,379	-
Due to Banco Itau (e)(iii)	3,000	-
Due to Banco Itau (e)(iv)	2,950	-
	167,896	132,150
Less: Current portion	26,130	5,366
	$141,766	$126,784

	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Notes Payable	$167,896	$151,430	$132,150	$147,734
Principal repayments over the next 5 years:
		2011	$26,391
		2012	11,321
		2013	2,301
		2014	165,187
		2015	188
Total			205,388
Less: Unamortized discounts			(37,492)
			$167,896

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(a)	Due to Banco Bradesco:

(i)
Relates to secured credit facility of R$167,000 ($96,000) at December 31, 2009. The equipment loan bore interest at TJLP (Brazilian government rate) plus 1.9% per annum (7.9% at December 31, 2009) and was repayable over 36 months.  Security was provided by the equipment purchased.

(ii)
Relates to secured credit facility of R$273,000 ($164,000) at December 31, 2010 (R$820,000 ($471,000) - December 31, 2009). The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% per annum (9.02% at December 31, 2010 and December 31, 2009) and is repayable over 36 months.  Security was provided by the equipment purchased.

(iii)
Relates to notes payable at 4.5% per annum with security provided by equipment and by personal guarantees by certain directors of MSOL.  The notes mature June 2013 and are repayable over 30 months commencing January 2011.

(iv)	Relates to note payable at 6.35% per annum with security provided by equipment, maturing August 2015. The notes are payable in seven semi-annual payments commencing August 2012.

(v)	Relates to a promissory note at 2.96% per annum with security provided by future gold sales, payable at the maturity date of February 2011.

(vi)	Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of August 2011.

(vii)	Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of November 2011.

(b)	Due to CVRD:

Relates to purchase of mineral rights for the Roça Grande property.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The timing of these payments is dependent upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral “DNPM”. During 2010 the Company paid $3.2 million (2009 - $1.1 million) relating to these mineral rights. The Company expects to execute the final transfer agreement and pay $2.3 million of the purchase price in 2011 and the remaining balance of $6.7 million in 2012.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property.  CVRD acquired iron mineral rights subject to approval from the DNPM, from the Company valued at $5 million during 2009.  DNPM approval was obtained in June 2010 at which time the sale was recorded.  In July the Company received $1.25 million and the balance of $3.75 million is due July 2011. The portion due in one year has been discounted to reflect the time value of money.  For the year ended December 31, 2010, the statement of operations includes a gain on disposition of property of $4.6 million (2009 - $nil) relating to the sale of iron ore rights.  (Note 4(c))

(c)	Due to Banco Safra:

(i)	Relates to a note payable at 6.0% per annum with security provided by equipment, maturing February 2013. The note is payable over 30 months which commenced October 2010.

(ii)	Relates to a promissory note at 3.55% per annum with security provided by future gold sales, payable at the maturity date of February 2011.

(d)	Convertible notes:

During September 2009, the Company issued $165 million of 4.5% senior unsecured convertible notes.

Jaguar received net proceeds of approximately $159.1 million.    The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$12.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company allocated $118.2 million of the net proceeds to debt based on the fair value of similar debt instruments without an associated conversion option.  The remaining portion of the net proceeds of $40.9 million was allocated to the conversion feature and was recorded in contributed surplus.

(e)	Due to Banco Itau:

(i)	Relates to two notes payable at 4.5% per annum with security provided by equipment, maturing April 2013. The notes are payable over 30 months which commenced December 2010.

(ii)
Relates to two notes payable at 5.0% per annum with security provided by equipment. $1.7 million is repayable over 31 months commencing in March 2011, maturing July 2013.  $649,000 is payable over 31 months commencing March 2011, maturing August 2013.

(iii)	Relates to two promissory notes at 3.0% per annum with security provided by future gold sales, payable at the maturity date of December 2011.

(iv)	Relates to a note payable at 5.0% per annum with security provided by equipment, maturing October 2013. The note is payable over 30 months commencing May 2011.

The total interest expense related to indebtednesses initially incurred for a term of more than one year for the year ended December 31, 2010 is $16.0 million (2009 - $28.8 million, 2008 - $11.0 million).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

11.	Asset Retirement Obligations:

		2010		2009

Balance, beginning of year		$12,841		$8,165
Increase in reclamation obligations
Sabará (a)	$410		$-
Turmalina (b)	1,274		3,126
Paciência (c)	534		1,092
Caeté (d)	6,535	8,753	-	4,218
Reclamation expenditures		(1,662)		(328)
Accretion expense		1,697		786
Balance, end of year		21,629		12,841
Less: current portion		2,167		510
		$19,462		$12,331

The asset retirement obligations relate to the following:

(a)	Sabará:

The Company expects to spend approximately $1.5 million1 between 2011 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(b)	Turmalina:

The Company expects to spend approximately $11.71 million between 2011 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(c)	Paciência:

The Company expects to spend approximately $10.71million between 2011 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(d)	Caeté:

The Company expects to spend approximately $12.51 million between 2011 and 2025 to reclaim land that has been disturbed as a result of mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% to 12% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.2% per annum.

1 These figures have not been discounted or adjusted for inflation.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

12.	Income Taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 31.0% (2009 - 33.0%, 2008 - 33.50%), to income (loss) before income taxes as follows:

	2010	2009	2008

Expected income tax expense (recovery) using statutory income tax rate	$(6,821)	$280	$93

Increase (decrease) in tax expense resulting from:
Foreign exchange	(899)	5,342	(14,542)
Stock based compensation	65	138	445
Loss on forward sales derivatives	-	-	2,170
Non-deductible interest expense	303	355	(5)
Impact of future changes in enacted tax rates	51	3,274	-
Other non-deductible expense	4,879	1,253	77
Withholding tax on inter-company interest	958	986	1,397
Valuation allowance	3,252	(2,788)	14,897
Income tax expense	$1,788	$8,840	$4,532

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2010	2009

Future Tax Assets
Canada
Non-capital losses (a)	$12,193	$9,828
Stock isssuance costs and financing fees	2,665	4,266
Cumulative eligible capital	149	141
Property, plant and equipment	209	111
Unrealized loss on foreign exchange	2,081	985

Brazil
Pre-production costs	754	280
Net smelter royalty amortization	65	64
Non-capital losses (b)	18,517	9,401
Impairments	1,854	1,410
Amounts not deductible until paid	5,298	3,663

	43,786	30,148
Valuation allowance	(24,298)	(21,043)

	19,488	9,105

Future Tax Liabilities
Brazil
Acquisition of mineral property
Rio de Peixe	(638)	(611)
Gurupi	(8,362)	(7,971)
Unrealized gain on foreign exchange	(12,511)	(7,021)
Capitalized pre-stripping costs	(10,470)	(5,243)
Engineering costs capitalized	(64)	(80)

	(32,046)	(20,926)

Net future tax liabilities	$(12,558)	$(11,821)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(a)	Canada:

The Company has non-capital losses carried forward of approximately $48.8 million that are available for tax purposes. The losses expire as follows:

Year	US$

2014	3,774
2015	5,771
2026	1,633
2027	6,113
2028	1,989
2029	20,008
2030	9,485
$48,773

The benefit of the Canadian non-capital loss carry-forwards has not been recognized in future tax assets.

(b)	Brazil:

The Company has non-capital loss carry-forwards of approximately R$ 90.7 million ($54.5 million) which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance.  Approximately R$34.3 million ($20.6 million) of the Brazilian non-capital loss carry-forwards has not been recognized in future tax assets.

13.	Capital Stock:

(a)	Common shares:

The Company is authorized to issue an unlimited number of common shares.

(i)
On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million).

(ii)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million).

(iii)
In June 2008, the Company received approval from the TSX for an amendment to the prior normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  During 2008 the Company purchased 647,300 shares at an average price of Cdn.$9.98 per common share.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

In November 2008, the Company received approval from the TSX for another normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million.  No purchases have been made under the third normal course issuer bid. The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2008 common stock was reduced by $2.5 million, and the excess paid over the average cost basis in the amount of $3.9 million was charged to deficit.

The shares acquired in the normal course issuer bids have been cancelled.

(iv)	On December 2, 2009, the Company issued 3,377,354 common shares, valued at $42.5 million on the date of sale, as payment for the 100% equity ownership of MCT.

(b)	Warrants:

During 2008, 144,081 compensation warrants were exercised at Cdn.$5.25 per share for gross proceeds of Cdn.$756,000 ($752,000).  As of December 31, 2010, and 2009 no warrants were outstanding.

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan, the Company may grant options to directors, officers, employees and consultants of the Company and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions. Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  On March 18, 2009, the cashless exercise feature was withdrawn.  No options were exercised using the cashless method in 2009.  During the year ended December 31, 2008, 619,500 options were exercised using the cashless method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.

Balance, December 31, 2007	7,805,658	$1.00	$5.85
Issued during the year	130,000	-	6.86
Options exercised:
-exercisable in Cdn.$	(699,645)	-	3.83
Options expired	(175,000)	-	6.36
Balance, December 31, 2008	7,061,013	$1.00	$6.06
Options exercised:
-exercisable in US$	(135,000)	1.00	-
-exercisable in Cdn.$	(2,305,013)	-	4.69
Options expired	(24,500)	-	5.47
Balance, December 31, 2009	4,596,500	$-	$6.76
Options exercised:
-exercisable in Cdn.$	(659,000)	-	4.54
Expired	(160,000)	-	9.35
Balance, December 31, 2010	3,777,500	$-	$7.03

Exercise Price		Outstanding December 31, 2010	Weighted Average Remaining Life in Years	Number Exercisable

$ 4.41	Cdn.	25,000	0.50	25,000
$ 4.62	Cdn.	36,000	0.67	36,000
$ 5.47	Cdn.	550,000	0.36	550,000
$ 5.94	Cdn.	940,000	1.22	940,000
$ 6.40	Cdn.	810,000	0.92	810,000
$ 6.48	Cdn.	326,500	1.69	326,500
$ 9.54	Cdn.	1,090,000	1.93	1,090,000
		3,777,500		3,777,500

No options were granted during 2010 or 2009.  During 2008, 130,000 options were granted to a consultant of the Company which vested upon future performance.  These options expired without vesting and therefore were not valued or expensed.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

14.	Long- Term Incentive Plans:

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the Company.  On December 8, 2010 the Company established a Cliff Share Appreciation Rights Plan (“CSAR”) which allows the Company to grant performance awards to directors and senior management of the Company.

(a)	Deferred Share Units

A Deferred Share Unit (“DSU”) Plan was established which allows the Company to grant its directors performance awards.  DSU’s call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s resignation from the Company’s board of directors.

Deferred Stock Units	2010	2009

Units outstanding, beginning of period	174,559	111,737
Units granted	46,668	62,822
Balance outstanding, end of period	221,227	174,559

Liability included in deferred compensation liabilities in the consolidated balance sheets	$1,518	$1,984

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense (recovery)	$(526)	$1,439
Foreign exchange loss	60	170
	$(466)	$1,609

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(b)	Restricted Stock Units

A Restricted Stock Unit (“RSU”) Plan was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSU’s call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.

Restricted Stock Units	2010	2009

Units outstanding, beginning of period	675,900	313,200
Units granted	251,425	395,250
Units vested upon termination	(84,700)	(6,900)
Units vested upon time vesting	(4,200)	-
Units cancelled	(34,300)	(25,650)
Balance outstanding, end of period	804,125	675,900

Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$1,348	$-
Long term portion	1,567	2,305
	$2,915	$2,305

Expense recorded in the consolidated statements of operations and comprehensive loss
Production costs	$413	$501
Stock-based compensation expense - cash	546	-
Stock-based compensation expense	344	1,449
Foreign exchange loss	111	100
	$1,414	$2,050
Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$28	$213

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

(c)	Stock Appreciation Rights

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SAR’s call for eventual settlement in cash based upon the increase in price of the Company’s common stock.

On December 8, 2009 the Board amended the SAR plan retroactively to provide for accelerated vesting such that one third will vest upon issuance, one third will vest one year after grant, and one third will vest two years after grant.  SAR participants are permitted to select a pre-determined price at which the SARs would be paid at an amount equal to the difference between the market price at the date of grant and the pre-determined price upon both the pre-determined price being attained and the vesting of the SAR.  If no pre-determined price is selected by the participant or if the pre-determined price is not attained before the three year period, the payout amount will be the increase in price of the Company’s common stock from the grant date to the expiry date.

Stock Appreciation Rights	2010	2009

Units outstanding, beginning of period	951,669	685,000
Units granted	855,100	685,000
Units exercised	-	(418,331)
Balance outstanding, end of period	1,806,769	951,669

Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$1,088	$-
Long term portion	731	4,327
	$1,819	$4,327

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense - cash	$-	$3,283
Stock-based compensation expense (recovery) - non-cash	(2,508)	4,310
	$(2,508)	$7,593

(d)	Cliff Share Appreciation Rights

A Cliff Share Appreciation Rights Plan (“CSAR”) was established to allow the Company to grant performance awards to directors and senior management of the Company.  The purpose of the CSAR award is to provide incentive that rewards achieving production, cost targets and appreciation to shareholder value targets by participation in an incentive bonus pool.  CSARs call for eventual settlement in cash upon a change in control.  At December 31, 2010 there is no liability included in deferred compensation liability and no expense recorded in stock based compensation expense.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

15.	Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	2010	2009	2008

Numerator
Net loss for the year	$(23,792)	$(7,992)	$(4,256)

Denominator
Weighted average number of common shares outstanding	84,153	76,411	62,909
Basic and diluted net loss per share	$(0.28)	$(0.10)	$(0.07)

The determination of the weighted average number of common shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants, options and convertible notes since they are anti-dilutive.

Options and warrants and	2010	2009	2008
convertible notes considered anti-
dilutive

Warrants	‐	‐	26
Options	4,187	5,829	7,433
4.5% Senior convertible notes (Note 10(d))	12,941	3,774	‐
Total	17,128	9,603	7,459

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

16.	Related Party Transactions:

(a)
The Company incurred fees of $1.1 million for the year ended December 31, 2010 (2009 - $1.6 million, 2008 - $719,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company, with which the Company entered into a service agreement with IMSE to render senior management services.  The fees are included in management fees in the statement of operations.   The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $180,000 for the year ended December 31, 2010 (2009 - $180,000, 2008 - $180,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at December 31, 2010 prepaid expenses and sundry assets includes $70,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

In September 2010, the Company’s offices in Belo Horizonte moved to a new location. The Company recognized rental income of $29,000 from BZI for the use of administrative offices for the year ended December 31, 2010 (2009 - $nil, 2008 - $nil).  As at December 31, 2010 prepaid expenses and sundry assets includes $29,000 due from BZI relating to rental income (December 31, 2009 - $nil).

The Company also incurred consulting fees and administrative service charges of $140,000 from BZI for the year ended December 31, 2010 (2009 - $603,000, 2008 - $344,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2010 accounts payable and accrued liabilities includes $nil due to BZI (December 31, 2009 - $58,000).

The Company recognized rental income of $nil from PML and $nil from PCO for the years ended December 31, 2010 and December 31, 2009 (2008 - $9,000 from PML and $34,000 from PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2010 prepaid expenses and sundry assets includes $nil from PML and $16,000 from PCO (December 31, 2009 - $nil from PML and $15,000 from PCO) (Note 4(b)).  During 2010 and 2009 the Company received $nil (2008 - $30,000) of royalty income relating to the NSR (Note 6).

(c)
On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the NSR due from PML if PML is unable to pay the Company.  As at December 31, 2010 the amount of the obligation is approximately $1.0 million (Note 6).

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($227,000).  As at December 31, 2010, prepaid expenses and sundry assets include $227,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000) (Note 4 (b)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

      The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

17.	Supplemental Cash Flow Information:

	2010	2009	2008

Equipment purchased on issuing note
payable (Note10(a)(i)(ii)(iii))	$505	$-	$2,263
Transfer of Zone C in return for forgiveness
of royalties payable (Note 9(a))	$1,765	$2,043	$452
Mineral rights purchased on issuing note
payable to CVRD Note 11(b))	$-	$-	$5,494
Mineral rights purchased on issuing
common stock (Notes 13(a)(iv))	$-	$39,000	$-

	2010	2009	2008

Interest paid	$9,172	$11,450	$9,312
Income taxes paid	$-	$1,201	$-

Cash and cash equivalents include R$18.8 million ($11.3 million) in bank certificates of deposit (2009 - R$100.4 million ($57.6 million)) and $1.0 million in term deposits (2009 - $1.0 million).

During 2010, the Company paid $nil in income taxes in Brazil (2009 - R$2.8 million ($1.2 million) and 2008 - $nil).

18.	Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities or issue new equity.  The Company’s overall strategy remains unchanged from 2009.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

19.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	Less than	1 - 3 years	3 - 5 years	More than	Total
	1 year			5 years

Current liabilities
Accounts payable and accrued liabilities	$27,853	$-	$-	$-	$27,853
Income taxes payable	16,677	-	-	-	16,677
Other liabilities	704	497	-	-	1,201
Notes payable
Principal	26,391	13,622	165,375	-	205,388
Interest	9,355	15,499	7,462	-	32,316
Operating lease agreements	201	-	-	-	201
Management agreements (a)
Operations	595	-	-	-	595
Suppliers agreements
Mine operations (b)	541	-	-	-	541
Drilling (c)	450	-	-	-	450
Asset retirement obligations (d)	2,335	1,506	1,649	30,970	36,460
Total	$85,102	$31,124	$174,486	$30,970	$321,682

(a)	The term of the management agreement is one year (Note 16(a)).

(b)
The Company has the right to cancel the mine operations contract with 10 days to 4 months advance notice.  The amount included in the contractual obligations table represents the amount due within this period.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2010 and 2009

20.	Subsequent Events:

During February 2011 the Company issued $103.5 million of 5.5% senior unsecured convertible notes.  The Company received net proceeds of approximately $99.3 million.  The notes bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 each year, beginning on September 30, 2011 and will mature on March 31, 2016.  The notes will have an initial conversion rate of 132.4723 Jaguar common shares per $1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events.  The notes will be convertible any time prior to maturity.  Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

21.	Contingencies:

In the ordinary course of operations, lawsuits have been filed against the Company.  In the opinion of management, the outcome of the lawsuits now pending will involve amounts that would not have a material adverse effect on the Company and the status of such claims as indeterminable.  However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

22.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.